

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

5 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 4 February 2010 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Additional Listing Application; and

2) Dealing in Securities by a Principal Officer during Closed Period;

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department



Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
Tel : 03-21420155 Fax: 03-21413448
~~Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.~~
~~Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448~~

 BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Ownership transfer to **LION INDUSTRIES CORPORATION** on **04/02/2010 12:17:02 PM**

Reference No **LI-100204-77E28**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal *	1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	15,000
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,335,265
Currency *	Malaysian Ringgit (MYR) 713,335,265.000
Listing Date *	05/02/2010

Remarks:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

-4 FEB 2010


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **04/02/2010 05:46:14 PM**

Reference No **LI-100204-5AAD6**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.08(d) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Notice of Intention to Deal	Date of Dealing	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Vijaya Kumar a/l P.V. Ramayah	20.01.2010	28.01.2010	1.75	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

-4 FEB 2010